                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

FOR THE PERIOD ENDED OCTOBER 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM____________________TO____________

COMMISSION FILE NUMBER 1-3385


                               H. J. HEINZ COMPANY
                             FOODSERVICE 401(K) PLAN
                                 (Title of Plan)



                               H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)



                      600 GRANT STREET PITTSBURGH, PA 15219
          (Address of Plan and of principal executive office of Issuer)

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FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements are attached hereto:

1.    Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of October 31, 2005 and December 31, 2004

3. Statement of Changes in Net Assets Available for Benefits for the Period January 1, 2005 to October 31, 2005

4.    Notes to Financial Statements

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated April 28, 2006 is filed herein.

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

                                     H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                                                                  (Name of Plan)

                                     EMPLOYEE BENEFITS ADMINISTRATION BOARD

                                     By: /s/ RANDOLPH W. KEUCH
                                         ------------------------------------
                                             RANDOLPH W. KEUCH
                                             VICE PRESIDENT, TOTAL REWARDS


April 26, 2006

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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
H. J. Heinz Company Foodservice 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of H. J. Heinz Company Foodservice 401(k) Plan (the "Plan") at October 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the period January 1, 2005 to October 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7, the Plan merged into the H.J. Heinz Company Employees Retirement and Savings Plan and the H.J. Heinz Company SAVER Plan. The merger was completed as of October 31, 2005.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
April 21, 2006

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                  H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  October 31,   December 31,
                                                  -----------   ------------
                                                     2005           2004
                                                  ----------    ------------
Assets:

   Participant-directed Investments,
       at fair value: (Notes 2 and 4)                 --         $5,695,322

   Participant Loans (Notes 1 and 7)                  --             40,876

   Contributions receivable:
       Employee                                       --             30,532
       Employer                                       --             12,867
                                                     ---         ----------
           Total contributions receivable             --             43,399
                                                     ---         ----------

Net Assets Available for Benefits                     --         $5,779,597
                                                     ===         ==========

    The accompanying notes are an integral part of the financial statements.

                  H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

               for the Period January 1, 2005 to October 31, 2005

Net depreciation in fair value of investments                   ($   84,239)

Additions:
       Investment income:
       Interest                                                         100
       Dividends                                                      7,132

Contributions:
   Participant                                                       93,621
   Employer                                                          46,423

                                                                -----------
   Increase in plan assets                                           63,037
                                                                -----------

Deductions:
   Withdrawals                                                      127,678
   Administrative expenses                                           18,074

                                                                -----------
   Decrease in plan assets                                          145,752
                                                                -----------

Transfers to other plans: (Note 7)                                5,696,882

Net decrease in net assets available
   for benefits for the period                                   (5,779,597)

Net assets available for benefits at
   the beginning of the period                                    5,779,597
                                                                -----------
Net assets available for benefits at
   the end of the period                                                 --
                                                                ===========

    The accompanying notes are an integral part of the financial statements.

                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                          Notes to Financial Statements

(1) PLAN DESCRIPTION:

      The following description of the H. J. Heinz Company ("Company") Foodservice 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            General

      The Plan is a defined contribution plan that was adopted on January 1, 2002 to provide retirement benefits for employees of Portion Pac and Todds divisions of H.J. Heinz Company, L.P., a subsidiary of the Company. During 2003 and 2004, the Royal American Foods, Inc. Profit Sharing Plan and Trust, the Alden Merrell Corporation Retirement Savings Plan, and the Truesoups 401(k) Retirement Plan were also merged into the Plan. During 2005, all of the assets of the Plan were transferred to the H. J. Heinz Company Employees Retirement and Savings Plan ("Employees Retirement and Savings Plan") and the H.J. Heinz Company SAVER Plan ("SAVER Plan") (Note
      7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company (the "Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.

      The Circle Trust Company is trustee ("Trustee") of the Plan.

            Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Investment Risks

      The Plan provides for various investment options. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

            Contributions

      Participants may voluntarily make qualified retirement contributions to the Plan, which are tax-deferred under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). In order to participate, employees must make a minimum contribution of 1% of their annual compensation. Participant contributions are permitted up to 75% of annual compensation.

      Tax deferred contributions made by certain highly compensated participants may be limited under Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $14,000 ($18,000 if over age 50) in 2005 and $13,000 ($16,000 if over age 50) in 2004. A participant affected by these limitations is given timely notification by the Committee.

      The Plan provides that the Company may make discretionary contributions. The Company may also make qualified non-elective contributions to non-highly compensated participants; however, annual contributions by the Company are not required. For the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004, the Company contribution ranged from $.50 for each tax deferred dollar (up to 5% of participants' earnings) to $1.00 for each tax deferred dollar (up to 3% of participants' earnings). Company and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

      Participants may also transfer amounts received from other qualified defined benefit or defined contribution plans to the Plan.

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                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                    Notes to Financial Statements (Continued)

            Participant Accounts

      Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, investment earnings and losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            Vesting

      Participants are immediately vested in their voluntary contributions and the Company's discretionary non-elective contributions, plus actual earnings and losses. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings and losses thereon is based on years of continuous service. Participants are 100% vested in the Company's contributions after three years of service. Participant accounts are non-forfeitable and 100% vested upon termination of the Plan.

            Withdrawals and Distributions

      A participant's vested account balance will be available for withdrawal if the participant:

            (a)  has at least 5 years of continuous membership in the Plan, or

            (b)  has attained age 59 1/2.

      A participant may not withdraw any amount from their account during active employment before age 59 1/2 except for hardship as defined in the Plan.

      A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

      A participant, upon termination of service due to death, permanent disability, or retirement, receives a lump-sum payment of their account balance. For termination of service due to other reasons, a participant will receive only the vested portion of their account as a lump-sum distribution.

            Loans

      The granting of participant loans was discontinued effective February 1, 2003. Existing loans have interest rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions. The interest rates for all outstanding loans for the period January 1, 2005 to October 31, 2005 and the year ended December 31, 2004 ranged from 5.25% to 10.5%.

            Termination

      The term of the Plan is indefinite, subject to termination at any time by the Board of the Company. In the event the Plan is terminated, participants will become fully vested in their accounts. As of October 31, 2005, the Plan ceases to exist as all assets of the Plan have been transferred to the Company's other defined contribution plans (Note 7).

            Administration Expenses

      Expenses paid by the Plan include loan processing and other administrative expenses. The Company pays additional administrative expenses not paid by the Plan.

                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                    Notes to Financial Statements (Continued)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

            Investment Valuation

      Investments are stated at fair value as reported by the Trustee. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the period end.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

      Loans are valued at their outstanding balance, which approximates fair value.

(3) FEDERAL INCOME TAXES:

      The Company adopted a prototype cash or deferred profit-sharing plan which received a favorable opinion letter from the IRS on November 19, 2001, which stated that the Plan and related trust are designed in accordance with applicable sections of the Code. The Company has not received a determination letter from the IRS stating that the Plan is qualified under
      Section 401(a) of the Code. However, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under
      Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

      Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(4) INVESTMENTS:

      The fair value of investments that represent 5% or more of the Plan's net assets as of October 31, 2005 and December 31, 2004 are as follows:

                                      October 31,     December 31,
                                         2005             2004
                                     ------------     ------------
American Balanced Fund               $    --          $    549,354
Bond Fund of America                      --               360,263
Washington Mutual Investment Fund         --               778,824
U.S. Government Securities Fund           --               466,478
CCTC Stable Value Fund                    --               506,605
H. J. Heinz Company Stock                 --               787,920
Janus Equity Income Fund                  --               709,398
Janus Worldwide Fund                      --               293,182
Scudder Large Company Growth Fund         --               399,348
Vanguard Index Trust 500 Fund             --               544,887

                   H. J. HEINZ COMPANY FOODSERVICE 401(K) PLAN
                    Notes to Financial Statements (Continued)

(5) FORFEITURES:

      Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are used to reduce the Company's contributions to the Plan. During 2004 forfeitures were $5,281. There were no forfeitures during the period January 1, 2005 to October 31, 2005.

(6) RELATED PARTY TRANSACTIONS:

      Circle Trust Company ("Circle Trust"), the trustee of the Plan, manages certain Plan investments.

      Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan sponsor. The Plan purchased 1,368 shares of Company stock at a cost of $50,964 and sold 16,682 shares of Company stock for $628,882 during the period January 1, 2005 to October 31, 2005.

(7) PLAN MERGER:

      In May 2005, the Board approved the merger of the Plan into the Employees Retirement and Savings Plan for salaried employees and the SAVER Plan for hourly employees. During 2005, $3.8 million of Plan assets was transferred to the Employees Retirement and Savings Plan and $1.9 million of Plan assets was transferred to the SAVER Plan. As of October 31, 2005, all assets of the Plan were transferred from Circle Trust to Mellon Bank, N.A., trustee of the Employees Retirement and Savings Plan and SAVER Plan.

                                  EXHIBIT INDEX

      Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of PricewaterhouseCoopers LLP dated April 28, 2006 is filed herein.